FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 21, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for May 21, 2007 and incorporated by reference herein is the Registrant’s immediate report dated May 21, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: May 21, 2007

BluePhoenix Solutions to Address IT Readiness for 2010 as a Sponsor of
Gartner Symposium/ITxpo 2007 in Barcelona

Free IT Survival Guide Available for Organizations That Face Legacy
Modernization Issues; Booth # A3

Barcelona, Spain – May 21, 2007 – BluePhoenix Solutions (NASDAQ: BPHX) , the leader in value driven legacy modernization, today announced that its executives will address major issues around IT system readiness for 2010 as a sponsor of Gartner Symposium/ITxpo 2007, May 20-23 in Barcelona, Spain.

BluePhoenix’s 2007 theme “Is Your IT Ready for 2010?” will be introduced at the event where customer meetings will take place to discuss the urgent need to modernize systems as enterprises face the following issues:

—	Expanding gap between IT and business and how it is holding back corporate growth
—	Increasing costs of maintaining legacy systems and applications
—	Limited resources and rapidly diminishing skill base for legacy systems

BluePhoenix will be offering a free guide, “IT Survival Guide-Prosper or Perish” at Booth # A3 for organizations that face the above difficult issues. The guide outlines a seven step program designed to help organizations formulate and implement a value-driven modernization plan that is key to their business success. BluePhoenix will demonstrate its value-driven modernization solutions and show how it can help companies both adapt to changing business requirements and empower them to be leaders in their respective industries. By working with BluePhoenix, clients can address a full range of IT modernization areas such as Web Services and SOA to mitigate risk, minimize IT downtime and preserve application business logic.

Gartner Symposium/ITxpo 2007 will provide a forum for senior level business and IT executives across the globe to discuss best practices and explore practical solutions on the cutting edge of innovation. For more information go to: www.gartner.com/eu/symposium

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Russia, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact Tsipora Cohen VP, Worldwide Marketing BluePhoenix Solutions +1 781-652-8945 tcohen@bphx.com